EIGER ANNOUNCES CEO SUCCESSION

Toronto, April 19, 2007 -- Eiger Technology, Inc. (Eiger) (TSX: AXA; OTCBB: ETIFF) announces that John Simmonds, currently Chief Operating Officer, will assume the responsibilities of Chief Executive Officer and President, effective immediately. As part of a planned succession, he takes over from Gerry Racicot, who has retired as Chief Executive Officer, President and Director of Eiger after founding the company 16 years ago.

Mr. Simmonds is an entrepreneur with a decades-long track record of capitalizing on market opportunities, particularly in the communications sector. He has extensive experience in building teams, operating systems, and distribution networks. Mr. Simmonds is currently Chairman of Wireless Age Communications Inc., a wireless products and services company, Chairman of TrackPower, Inc., a gaming and entertainment company, and holds several other board and executive positions. Previous roles have included Chairman of Circuit World, Director of Glenayre Electronics Ltd., Director and CEO of Intek Global Corporation, Director of Minacs Worldwide, and founder of merchant bank Simmonds Capital Limited, as well as having served on numerous other board and executive positions.

"I would like to thank Gerry for his commitment and contribution in building Eiger from its inception sixteen years ago," said John Simmonds. "I know that the Board, associates and friends will join me in wishing Gerry all the best and happiness in his retirement.”

"I have had the pleasure to get to know many fine people at the company and would like to thank my friends and colleagues for their support over the years," said Gerry Racicot. “I leave Eiger with contentment and confidence that John will create significant shareholder value through his tremendous dedication, experience and proficiency.”

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 of refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto
Chief Financial Officer
Eiger Technology, Inc.
Telephone: (416) 216-8659, Ext. 302
jmoretto@eigertechnology.com